January 24, 2005
Via U.S. Mail and Facsimile


Dr. Anchana Chayawatana
Lam Liang Corp.
#2202 The Lakes,
123 Rachidapisek Road
Bangkok 10110 Thailand

RE: 		Lam Liang Corp.
		Registration Statement on Form SB-2
		File No.: 333-121127
		Amended: January 18, 2004

Dear Dr. Chayawatana:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that the referenced page numbers refer to the "marked" copy of the prospectus.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your supplemental response that Lam Liang Corporation has never intended and does not intend to be a blank check company.
Please disclose this in the prospectus.

2. We note your supplemental response to comment 2 of our January
6,
2005 letter.  Please disclose this within the prospectus.

Risk Factors, page 6

3. In risk factor 12, it appears that you intended to say
"[u]nless
we are successful . . ." Please revise to clarify the meaning of this sentence.

Directors, Executive Officers, Promoters and Control Persons, page
16

4. We note your supplemental response to comment 36 of our January
6,
2005 letter. Please disclose in the prospectus that Alan Teegardin is one of your promoters, provide a brief description of his involvement with other public companies, and how your officers and directors became acquainted with him. Please refer to the definition of "promoter" in Rule 405 of Regulation C of the Securities Act.

Management`s Discussion and Analysis or Plan of Operation, page 28

5. Please disclose the planned compensation for your General
Manager.

6. We note that, in response to our earlier comment, your plan of operation includes costs associated with various milestones that you will incur prior to generating revenues. Since you will not have the proceeds of this offering available, if at all, until at least 180 days after the offering commences, explain where you will obtain the funds necessary to conduct these activities prior to the time the offering closes. For example, you disclose that you intend to spend
$2,000 for the cost of booth at a trade show, and $3,500 on a local advertising campaign. We note that the cash you have on hand will be used to cover the expenses of this offering.

Recent Sales of Unregistered Securities

7. Please state what exemption from registration was relied upon for the sale of 1,000,000 shares of common stock by Mr. Teegardin to Dr.
Chayawatana.

Legality Opinion

8. We note the statement in paragraph 5 of the legality opinion that
"the shares being offered for sale and issuable by the Company pursuant to this Registration Statement will be validly issued, fully paid and nonassessable." Please revise to state that the shares will be duly authorized, fully paid, and non-assessable "when issued as contemplated by the registration statement," or words to similar effect.

Subscription Agreement

9. We note that in paragraph (a) of the subscription agreement you ask investors to represent that they have read the prospectus. Because this representation may suggest to the subscriber that he is foregoing his rights under the federal securities laws unless he has read the prospectus, please remove this clause.

Consent of Independent Auditor

10. Please amend your filing to include an updated consent.
Please
note the consent filed as exhibit 23.1 is dated January 10, 2004

Closing Comments

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Tracey McKoy at (202) 824-5486or Alfred Pavot at
(202) 942-1764 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 942-7470 with any other questions.

Sincerely,


      Pamela Long
      Assistant Director



cc:	Michael M. Kessler, Esq.
	(916) 239-4008



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE